Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 522639
Fax + 39 0125 523884
www.olivetti.it

Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549.
U.S.A.

02028379

SEC MAIL PROCESSING
RECEIVED
APR 1 0 2002
WASH, D.C. 153 SECTION

olivetti

Ivrea, April 8, 2002

SUPPL

Re: Olivetti S.p.A.--File No. 82-5181

Dear Sirs:

Enclosed herewith please find the following document furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- press release issued by the Company on March 26, 2002 (concerning the approval, by the Board of Directors, of the draft Olivetti's Financial Statements and of the consolidated Financial Statements for the fiscal year 2001).

The above mentioned document indicates the file number in the upper right hand corner of the page.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Enrico Grigliatti, tel. number 125-526441).

Respectfully submitted,

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

4/16

(Enrico Grigliatti)
(Corporate Secretary)

(Enclosure)

# NOTIZIE PER LA STAMPA
# NEWS FOR THE PRESS



Board approves 2001 financial statements

Group industrial and financial plan underway

Major financial and capital operations completed

Olivetti S.p.A. reduces net debt

Profits expected at Olivetti S.p.A. for 2002

## OLIVETTI GROUP FINANCIAL STATEMENTS FOR 2001

- REVENUES: 32,016 MILLION EURO (+12.8%)
- EBIT BEFORE NON-RECURRING ITEMS: +5,338 MILLION EURO (+4.4%)
- EBIT BEFORE NON-RECURRING ITEMS AND BEFORE AMORTISATION OF TELECOM ITALIA GOODWILL + 6,637 MILLION EURO (+7.7%)
- NET RESULT: -3,090 MILLION EURO DUE TO NON-RECURRING ITEMS
- NET RESULT BEFORE AMORTISATION OF TELECOM ITALIA GOODWILL: -1,791 MILLION EURO

## OLIVETTI S.P.A. FINANCIAL STATEMENTS FOR 2001

- NET RESULT: -871 MILLION EURO DUE TO DEFERMENT OF ACCOUNTING OF PART OF TELECOM ITALIA DIVIDENDS TO 2002
- NET DEBT AT END 2001 DECREASES TO 16.3 BILLION EURO (-1.7 BILLION EURO)

## OUTLOOK FOR 2002

- OLIVETTI S.P.A. RETURNS TO PROFIT
- FURTHER DECREASE IN DEBT

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Ivrea, 26 March 2002

At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors examined and approved results for financial year 2001, which will be submitted for the approval of the ordinary Shareholders' Meeting convened for 6 May (first call) and 8 May (second call).

## The Olivetti Group in 2001

The second half of 2001 witnessed a **major change in Olivetti S.p.A.'s shareholding structure**. This also involved a change in management, **a full review of the Group's industrial and financial plans**, a strengthening of the core businesses through a careful programme of disposals and corporate restructurings, and optimisation of the financial and equity structure.

Under the new strategies, a series of **non-recurring operations** were effected, including writedowns of goodwill and financial asset values. These operations had a **significant impact on 2001 results** and also make it difficult to compare the year's operating and financial data with those of 2000.

During the year, action intensified to optimise the Group's financial and equity structure. Specifically, Olivetti S.p.A. reduced **net debt by 1.7 billion Euro to 16.3** billion Euro at the end of 2001, compared to 18 billion Euro at the end of 2000.

## Olivetti 2001 consolidated financial statements

Significant variations took place in the consolidation area in 2001, mainly in connection with the Telecom Italia Group. The most important change concerned the associated company Nortel Inversora (Telecom Argentina): in 2000, this company was consolidated on a proportional basis, while in 2001 it was stated with the equity method (other changes in the consolidation area concerned the Seat Pagine Gialle group and Entel Chile).

Group net **revenues** for the year totalled **32,016** million Euro (of which 30,818 million for the Telecom Italia Group), an increase of **12.8%** from the previous year. At constant perimeter, considering only companies consolidated in both years, growth was 2.5%.

**Operating costs** and **other recurring net charges** totalled **26,678** million Euro (24,074 million for the Telecom Italia Group), an increase of 3,416 million from 2000 (23,262 million Euro, of which 20,617 million for the Telecom Italia Group).

Specifically, **depreciation and amortisation** amounted to **7,641** million Euro (6,519 million Euro in 2000), including 1,299 million in respect of the amortisation of the consolidated goodwill for the purchase of Telecom Italia. The increase of 1,122 million Euro from the previous year was largely due to higher amortisation charges on goodwill (up by 908 million, of which 574 million related to the acquisition of Seat Pagine Gialle).

**EBIT before non-recurring income and charges** totalled **5,338** million Euro with an improvement of 226 million **(+4.4%)** from the previous year (5,112 million Euro). Excluding

amortisation of goodwill on the acquisition of Telecom Italia, EBIT before non-recurring items rose to 6,637 million Euro (+7.7% from 2000).

**Non-recurring income** amounted to **999** million Euro (1,705 million in 2000); it included 465 million Euro (1,408 million in 2000) of capital gains from disposals, mainly at the Telecom Italia Group, and 534 million Euro of sundry income and other income (297 million in 2000).

**Non-recurring charges** amounted to **4,354** million Euro (1,583 million in 2000) and related in the main (3,947 million Euro) to the Telecom Italia Group. They consisted largely of goodwill and equity investment writedowns, and other provisions.

**EBIT** after non-recurring income and charges was therefore positive, at **1,983** million Euro, but down from the 5,234 million Euro reported in 2000.

**Net income from equity investments** totalled **221** million Euro (391 million in 2000), of which 154 million for the Telecom Italia Group.

**Interest expense and other net financial charges** amounted to a total of **3,105** million Euro (1,673 million in 2000); this included 2,153 million for the Telecom Italia Group (609 million Euro in 2000) and 952 million for other Group companies (1,064 million in 2000). Specifically, the Telecom Italia Group reported an increase of 1,544 million Euro as a result of higher financial indebtedness, the consolidation in 2001 of the Maxitel, Seat Pagine Gialle and Entel Chile groups, and the review of the put option on Seat shares (569 million Euro). The increase at the Telecom Italia Group was offset by a decrease of 112 million Euro in net financial charges for other Group companies as a result of the Olivetti S.p.A. share capital increases subscribed during the year and debt refinancing at lower servicing charges, through the issue of convertible bonds.

**Value adjustments to financial assets** generated a writedown of **2,196** million Euro (1,194 million in 2000), of which 1,955 million for the Telecom Italia Group. The adjustments largely consisted of writedowns of the Group's investments in subsidiary and associated companies valued with the equity method, and amortisation of goodwill on the acquisition of these companies.

**Income taxes for** 2001 amounted to **579** million Euro (1,813 million in 2000), of which 951 million Euro for the Telecom Italia Group and 24 million Euro for other Olivetti companies, offset by reversal on deferred taxes.

The Group therefore posted a **net loss of 3,090** million Euro for 2001 (a loss of 940 million Euro in 2000). Excluding amortisation of goodwill on the acquisition of Telecom Italia, the net loss was 1,791 million Euro.

Olivetti Group **total shareholders' equity** as of 31 December 2001 amounted to **26,353** million Euro (12,729 million after minority interests), a decrease of 4,176 million Euro from 30,529 million at 31 December 2000.

Olivetti Group **net financial indebtedness at** 31 December 2001 totalled **38,362** million Euro, an increase of 2,634 million from 35,728 million Euro at 31 December 2000. The increase reflected the requirement of the Telecom Italia Group (4,709 million Euro) for industrial and financial investments and dividend payments, which was funded only in part by proceeds from disposals

and the year's operating cash flow, the Telecom Italia Group's outlays were offset in part by 2,075 million Euro generated by the other Group companies, chiefly by the capital increases at Olivetti S.p.A. subscribed during the year.

At 31 December 2001, the Olivetti Group companies included in the consolidation had **116,020 employees** (120,973 at 31 December 2000).

## The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed financial 2001 with a **net loss** of **871** million Euro, compared to net earnings of 870 million Euro in 2000. The earlier-year result reflected lower financial charges following the merger of Tecnost S.p.A., which took effect for accounting purposes as from 1 October 2000.

The 2001 result reflected a reduction of the income from equity investments, determined largely by the accounting treatment of dividends paid by Telecom Italia: only the amount due in respect of Telecom Italia S.p.A.'s earnings for 2001 was recorded in Olivetti's 2001 income statement (73 million, including related tax credits); the amount arising from the distribution of reserves will be recorded to Olivetti S.p.A. income in 2002, on collection.

Parent company **shareholders' equity** as of 31 December 2001 totalled **15,235** million Euro, an increase of 1,298 million from 13,937 million Euro as of 31 December 2000. The increase arose largely from the capital increases subscribed during the year, offset by the loss for the period.

**Net financial indebtedness** at the end of 2001 was **16,322** million Euro, a decrease of 1,669 million from 17,991 million Euro at the end of 2000, which was obtained largely as a result of the above-mentioned capital increases.

## Operating outlook

Olivetti S.p.A. expects to post a **positive results** for 2002 following collection from Telecom Italia of extraordinary dividends for the previously announced distribution of reserves, and of dividends that will presumably accrue in respect of results for 2002. It expects a further decrease in year-end net financial indebtedness. Based on the foreseeable performance of the Telecom Italia Group, the Olivetti Group expects to report **positive consolidated results before taxes and amortisation of goodwill** on the acquisition of Telecom Italia.

## Main events 2001-March 2002

During 2001 and the early months of 2002, in accordance with the new strategic guidelines, the Olivetti Group effected a number of major operations to strengthen its financial and equity structure and rationalize the corporate structure:

Olivetti S.p.A.

- share capital increase cum warrants and convertible bond issue for total proceeds of approximately 2.2 billion Euro (March 2001);
- share capital increase and convertible bond issue for total proceeds of approximately 3.9 billion Euro (November–December 2001);
- private placement of a two-year floating-rate bond for a maximum amount of 400 million Euro (May 2001);
- re-opening of two bonds for a total of 800 million Euro (July 2001);
- cancellation of bonds previously repurchased from the market for a total of 2,650 million Euro (December 2001);
- private placement of a floating-rate 500 million Euro bond with a three-year term extendible, at the option of bondholders, to a maximum term of ten years (March 2002);

- uptake of the Public Tender Offer made by Tyche S.p.A. (De Agostini Group) on 100% of the shares of Lottomatica S.p.A., in which the Olivetti Group held a stake of 33.9% (including the stake owned by the Telecom Italia Group); the operation raised proceeds totalling 391 million Euro and a capital gain of 367 million Euro (January 2002).

Other industrial operations controlled by Olivetti S.p.A.:

- The **Olivetti Tecnost Group** operates in: office products (Home Office Division); specialised IT systems for services automation (Vertical Markets Division); the Internet through Gotoweb S.p.A. (Internet solutions and services for small and medium businesses); home automation through DomusTech S.p.A. (automation solutions for private residential users). In 2001, the Group reported overall third-party revenues of 1,097 million Euro, with EBIT before non-recurring items of approximately 4 million (a loss of approximately 10 million in 2000) and a net loss (consolidated by the Olivetti Group) of 55 million Euro, in which non-recurring charges of 70 million Euro were a key factor.

- The **Webegg Group** (50% Olivetti S.p.A., 30.2% Finsiel and 19.8% I.T. Telecom) provides strategic web consultancy services to position companies on the Internet, with a mix of proprietary solutions and solutions based on Webegg's partnerships with world leaders in network solutions. Through TeleAp, the Group offer also includes advanced customer relationship management and contact centre services. In 2001, the Webegg Group reported consolidated revenues of 91.7 million Euro of which 54.2 million outside the Olivetti Group (+18.9% from the pro-forma figures for 2000) and net earnings (consolidated by the Olivetti Group) of 1.2 million Euro.

- **Olivetti Multiservices** offers integrated property services and facilities management services. In 2001, it gained an important market position, ranking as one of the top ten companies in the industry. Aggregate revenues for 2001 totalled 97.6 million Euro (72.7 million Euro in 2000 on a like-for-like basis), with net earnings of 1.7 million Euro.

The Board of Directors also examined and approved a series of draft resolutions to be presented for the approval of the Shareholders Meeting convened for 6 May (first call), 7 May (second call) and 8 May (third call).

Specifically, in line with the undertaking assumed at the suggestion of the Deputy Chairman and Chief Executive Officer Marco Tronchetti Provera, the Board will ask shareholders to revoke unutilised proxies to raise share capital and issue convertible and/or non-convertible bonds or bonds with warrants granted to the directors by the Shareholders Meetings of 7 April 1999 and 13 October 2001.

Subsequently, in view of the need to ensure permanent sources of funds to finance forthcoming maturities, the Board decided that the directors should be in a position to operate with the speed required by frequent and unpredictable changes in market conditions. It will therefore ask shareholders to grant the directors powers to issue non-convertible bonds for a maximum amount of 9 billion Euro, subdivided in accordance with legal limits.

The Board of Directors also approved the extension of the "Euro Medium-Term Notes (EMTN)" programme set up in July 1999; the overall maximum amount will be raised from the current 10 billion Euro to 15 billion Euro.

*****

The Board of Directors also approved the start-up of the project announced in December for the integration of property assets and the units in the Olivetti Group that provide real estate services, in order to optimise value. After a period of preparatory reorganisation, the units in question will be transferred to newly formed companies and the real estate assets will be placed in a closed-end property fund.

# Olivetti Group
# Statement of Income (reclassified)

| (in millions of euro) | Year 2001 | % | Year 2000 Restated (*) | % | Year 2000 Historical | % |
|---|---|---|---|---|---|---|
| **Net revenues** | 32,016 | 100.0 | 28,374 | 100.0 | 30,116 | 100.0 |
| **Operating costs:** | | | | | | |
| Labour | (4,877) | (15.2) | (4,937) | (17.4) | (5,219) | (17.3) |
| Materials and services | (13,458) | (42.1) | (11,186) | (39.4) | (11,745) | (39.0) |
| Grants | 26 | 0.1 | 21 | 0.1 | 21 | 0.1 |
| Depreciation of tangible assets | (4,080) | (12.7) | (4,179) | (14.7) | (4,561) | (15.1) |
| Amortisation of intangible assets: | | | | | | |
| Consolidation goodwill | (2,278) | (7.1) | (1,370) | (4.9) | (1,413) | (4.7) |
| Other | (1,283) | (4.0) | (970) | (3.4) | (982) | (3.3) |
| Provisions for writedowns and risks | (758) | (2.4) | (654) | (2.3) | (749) | (2.5) |
| Other income, net | 30 | 0.1 | 13 | 0.0 | 9 | 0.0 |
| **Result before interest and taxes (EBIT) and non recurring income and charges** | **5,338** | **16.7** | **5,112** | **18.0** | **5,477** | **18.2** |
| **Non recurring income:** | | | | | | |
| Gains on disposal and other non-recurring income (**) | 999 | 3.1 | 1,705 | 6.0 | 1,705 | 5.7 |
| **Non recurring costs:** | | | | | | |
| Losses on disposals and other non-recurring charges (**) | (4,354) | (13.6) | (1,583) | (5.6) | (1,613) | (5.4) |
| **EBIT** | **1,983** | **6.2** | **5,234** | **18.4** | **5,569** | **18.5** |
| Income from equity investments, net | 221 | 0.7 | 391 | 1.4 | 392 | 1.3 |
| Financial charges, net | (3,105) | (9.7) | (1,673) | (5.9) | (1,831) | (6.1) |
| Value adjustments to financial assets | (2,196) | (6.9) | (1,194) | (4.2) | (1,206) | (4.0) |
| **Result before taxes and minority interests** | **(3,097)** | **(9.7)** | **2,758** | **9.7** | **2,924** | **9.7** |
| Taxes | (579) | (1.8) | (1,813) | (6.4) | (1,923) | (6.4) |
| Minority interests | 586 | 1.8 | (1,885) | (6.6) | (1,941) | (6.4) |
| **Net result for the year** | **(3,090)** | **(9.7)** | **(940)** | **(3.3)** | **(940)** | **(3.1)** |

(*) Excluding Nortel Inversora Group for a comparable basis with 2001

(**) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter

## Olivetti Group
## Financial Structure

| (in millions of euro) | 31.12.2001 | % | 31.12.2000 Restated (*) | % | 31.12.2000 Historical | % |
|---|---|---|---|---|---|---|
| Short-term operating assets | 15,250 | 22.5 | 13,860 | 19.8 | 14,426 | 19.8 |
| Short-term operating liabilities | (17,010) | (25.1) | (14,381) | (20.5) | (14,957) | (20.5) |
| Operating working capital | (1,760) | (2.6) | (521) | (0.7) | (531) | (0.7) |
| Intangible fixed assets | 39,220 | 57.8 | 39,174 | 55.9 | 39,640 | 54.4 |
| Tangible fixed assets | 22,097 | 32.6 | 21,072 | 30.1 | 23,776 | 32.6 |
| Other assets | 8,314 | 12.2 | 10,333 | 14.7 | 9,956 | 13.7 |
| **Capital invested (A)** | **67,871** | **100.0** | **70,058** | **100.0** | **72,841** | **100.0** |
| Medium/long-term non financial liabilities | 3,156 | 4.5 | 3,801 | 5.4 | 3,951 | 5.5 |
| Minority interests | 13,624 | 20.1 | 16,673 | 23.8 | 17,510 | 24.0 |
| Group shareholders' equity | 12,729 | 18.8 | 13,856 | 19.8 | 13,856 | 19.0 |
| **Total non financial sources (B)** | **29,509** | **43.5** | **34,330** | **49.0** | **35,317** | **48.5** |
| **Net financial indebtedness (A-B)** | **38,362** | **56.5** | **35,728** | **51.0** | **37,524** | **51.5** |

(*) Excluding Nortel Inversora Group for a comparable basis with 2001

# Olivetti S.p.A.
## Statement of Income (reclassified)

| (in millions of euro) | Year 2001 | Year 2000 | Changes |
|---|---|---|---|
| **Financial income and charges** | | | |
| Income from equity investments | 85 | 1,433 | (1,348) |
| Other financial income | 37 | 42 | (5) |
| Interest and other financial charges | (966) | (408) | (558) |
| **Total financial income and charges** | **(844)** | **1,067** | **(1,911)** |
| **Value adjustments to financial assets** | | | |
| Revaluation on equity investments | - | - | - |
| Write-downs on equity investments | (175) | (10) | (165) |
| **Total value adjustments to financial assets** | **(175)** | **(10)** | **(165)** |
| **Other income from operations** | **15** | **17** | **(2)** |
| **Other costs from operations** | | | |
| *Non-financial services received* | *(49)* | *(49)* | - |
| *Leases and rentals* | *(3)* | *(2)* | *(1)* |
| *Payroll* | *(13)* | *(12)* | *(1)* |
| *Depreciation, amortisation and write-downs* | *(64)* | *(36)* | *(28)* |
| *Provisions for risks* | *(192)* | *(15)* | *(177)* |
| *Other operational expenses* | *(3)* | *(4)* | *1* |
| **Total other costs from operations** | **(324)** | **(118)** | **(206)** |
| **Result from ordinary operations** | **(1,328)** | **956** | **(2,284)** |
| **Extraordinary income and charges** | | | |
| Income | 23 | 27 | (4) |
| Charges | (16) | (2) | (14) |
| **Extraordinary income** | **7** | **25** | **(18)** |
| **Result before taxation** | **(1,321)** | **981** | **(2,302)** |
| Taxation | 450 | (111) | 561 |
| **Net income (loss) for the year** | **(871)** | **870** | **(1,741)** |

## Olivetti S.p.A.
## Financial Structure

| (in millions of euro) | 31.12.2001 | % | 31.12.2000 | % | Changes |
|---|---|---|---|---|---|
| Short-term operating assets | 761 | 2.4 | 2,041 | 6.2 | (1,280) |
| Short-term operating liabilities | (580) | (1.8) | (382) | (1.1) | (198) |
| Operating working capital | 181 | 0.6 | 1,659 | 5.1 | (1,478) |
| Long-term assets | 31,725 | 99.4 | 31,097 | 94.9 | 628 |
| **Capital invested (A)** | **31,906** | **100.0** | **32,756** | **100.0** | **(850)** |
| Medium/long-term non financial liabilities | 349 | 1.1 | 828 | 2.6 | (479) |
| Shareholders' equity | 15,235 | 47.7 | 13,937 | 42.5 | 1,298 |
| **Total non financial sources (B)** | **15,584** | **48.8** | **14,765** | **45.1** | **819** |
| **Net financial (indebtedness) resources (B-A)** | **(16,322)** | **(51.2)** | **(17,991)** | **(54.9)** | **1,669** |